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First Quarter Report
1997

Dear Shareholders

The first quarter of 1997 was another quarter of record profits for Triangle Bancorp. Net income for the quarter was $3.0 million, an increase of 20% over the $2.5 million reported for the first quarter of 1996. Earnings per share increased by 17%, growing from $.24 for the three months ended March 31, 1996 to $.28 for the same period in 1997. Returns on average assets and average equity for the three months ended March 31, 1997 were 1.25% and 14.01%, respectively, compared to 1.18% and 12.69%, respectively, for the same period in 1996.

We are especially pleased to announce that total assets on March 31, 1997 surpassed the one billion dollar mark, ending the period at $1,010 million, a 13% increase over the $897 million in assets reported on March 31, 1996. This is a significant milestone in the history of our Company, and was achieved less than ten years from the date we opened for business in January 1988. For the quarter, gross loans grew to $682 million, an increase of 14% over the $596 million reported in 1996, while at the same time deposits grew to $879 million from $763 million, an increase of 15%.

On March 27th, we announced the signing of a letter of intent to acquire the Bank of Mecklenburg which operates three offices in Charlotte, N.C. and had $270 million in total assets as of December 31, 1996. This will be an excellent addition to our community bank franchise, and we're excited about entering the dynamic Charlotte market. We plan to execute the definitive agreement in April, and complete the merger in the fall of this year.

During the quarter, our stock price increased appreciably from $16.38 on December 31, 1996 to $19.13 on March 31, 1997, an increase of 16%. The price of our stock has increased by 28% during the past twelve months, from $15.00 to $19.13. During the same twelve month period, the quarterly cash dividend increased by 43%, growing from $.07 per share on March 31, 1996 to $.10 per share on March 31, 1997.

We hope you are pleased with our first quarter results, especially the attainment of over $1 billion in assets, along with our continued growth in quarterly net income. We are optimistic that we will continue to report positive results for your Company for the remainder of 1997.

Thank you for your support of Triangle Bancorp. We encourage your attendance at our annual shareholder meeting to be held in Greenville, N.C. on April 28, 1997.

Sincerely,



Michael S. Patterson
President and CEO


Summary Balance Sheets
(In thousands)

                                          3/31/97              3/31/96
Assets
Cash, Due from Banks
and Federal Funds Sold               $     33,793         $     37,581
Investments, Market Value

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of $254,125 and $224,347                 254,080               224,320
Loans Less Allowance of
$10,394 and $8,911                       671,748               589,644
Other Assets                              49,979                45,841

Total Assets                         $ 1,009,600          $    897,386


Liabilities and
Shareholders' Equity
Demand Deposits                      $   132,746          $    125,961
Interest Bearing Deposits                746,748               637,121
Total Deposits                           879,494               763,082

Other Borrowings                          29,467                43,450
Other Liabilities                         12,482                10,264
Total Other Liabilities                   41,949                53,714

Total Liabilities                        921,443               816,796


Shareholders' Equity
Common Stock; no par value;
20,000 shares authorized;
10,489 shares and 10,438
shares outstanding at
March 31, 1997 and
1996, respectively                         61,426               61,514
Undivided Profits                          27,238               19,090
Net Unrealized Loss on
Securities Available for Sale                (507)                 (14)
Total Shareholders' Equity                 88,157               80,590


Total Liabilities and
Shareholders' Equity                 $  1,009,600         $    897,386

Summary Statements of Income and Expense
(In thousands, except per share data)

                                            For the Three Months Ended
                                             3/31/97           3/31/96

Interest Income                      $     19,240        $      16,972
Interest Expenses                           8,640                7,530
Net Interest Income                        10,600                9,442
Provision for Loan Losses                     500                  312
Net Interest Income
After Provision                            10,100                9,130
Noninterest Income                          1,988                2,048
Noninterest Expenses                        7,261                7,145
Net Income Before Income Taxes              4,827                4,033
Income Tax Expense                          1,785                1,486

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Net Income                            $     3,042        $       2,547
Primary Earnings per Share            $       .28        $         .24
Average Common and
Common Equivalent Shares                   10,860               10,758
Fully Diluted Earnings per Share      $       .28        $         .24
Average Common and
Common Equivalent Shares
assuming full dilution                     10,873               10,759


Significant Ratios
Return on Average Assets                     1.25%                1.18%
Return on Average Equity                    14.01%               12.69%
Efficiency Ratio                            57.68%               62.18%
Net Charge Offs to Average Loans            (.027%)              (.002%)
Allowance for Loan Losses to Loan            1.52%                1.49%
Allowance for Loan Losses to
Nonperforming Assets                          223%                 311%

Triangle Bank Office Locations

Bailey
Battleboro
Benson
Carrboro
Cary (2)
Chapel Hill (2)
Clayton
Creedmoor
Dunn
Durham
Fayetteville (2)
Fuquay-Varina
Garner
Goldsboro
Greenville (2)
Havelock
Lillington
Middlesex
Mount Olive
Nashville
New Bern (2)
Oxford (2)
Raleigh (4)
Red Oak
Rocky Mount
Sanford (2)
Scotland Neck
Seaboard
Sharpsburg
Spring Hope
Tarboro (2)
Whiteville (2)
Wilmington

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Shareholder Information

Stock Transfer Agent and Registrar:
First Citizens Bank
Stock Transfer Department
2917 Highwoods Boulevard
Raleigh, North Carolina 27604
1-800-662-7130

Stock Listing:
The common stock of Triangle Bancorp is traded on the NASDAQ National Market System under the ticker symbol TRBC.

Market Makers:
Dean Witter Reynolds
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane
Legg Mason Wood Walker, Inc.
Raymond James & Associates, Inc.
Robinson Humphrey Co., Inc.
Sandler O'Neill & Partners
Scott & Stringfellow
Wedbush Morgan Securities, Inc.
Wheat First Securities, Inc.